Exhibit B

Presentation to the

Board of Directors

May 10, 2005

Manchester Financial Group, LLC

Table of Contents

I.	Transaction Summary	2
II.	Due Diligence Procedures	4
III.	Overview of Fairness Opinion Valuation Approaches	7
IV.	The Market Approach	10
V.	The Comparable Transactions Approach	16
VI.	The Discounted Cash Flow Approach	20
VII.	Marketability Factors Affecting Valuation Approaches	25
VIII.	Summary of Results	31
	Disclaimer	42
A.	Appendix	43
	DAKOTACARE Financial Statements	44
	Description of Comparable Companies	49

Transaction Summary

    Transaction Summary

  The Board of Directors of Dakotacare has approved a reverse stock split, in which holders of Class C common stock will receive one whole share of Class C common stock for each 1,000 shares of Class C common stock they hold immediately prior to the effective time of the reverse stock split.
  In lieu of issuing fractional shares following the reverse stock split, holders of Class C common stock that would otherwise hold fractional shares after giving effect to the reverse stock split will receive cash equal to $20.15 per pre-split share of Class C common stock that would otherwise be converted into a fractional share.
  Holders of Class C common stock that would otherwise hold only a fractional share after giving effect to the reverse stock split will only receive cash and will no longer be a shareholder.

Due Diligence Procedures

    Due Diligence Procedures

In arriving at its opinion, MFG, among other things:

  met with certain members of management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company, and certain matters relating to the reverse stock split visited the corporate headquarters of the Company located in Sioux Falls, South Dakota reviewed, among other public information, the Company's Annual Reports, Forms 10-K, and related financial information for the fiscal years ended December 31, 2000, 2001, 2002, 2003, 2004 reviewed the Forms 10-Q for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004 reviewed internal financial statements and financial information made available to MFG as of May 9, 2005 reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as MFG deemed to be material or otherwise necessary or appropriate to render its opinion, including MFG's assessment of regulatory, economic, market and monetary conditions

    Due Diligence Procedures (con't.)

  reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company furnished to MFG by senior management of the Company reviewed forecasts and projections prepared by the Company's management with respect to the Company for the fiscal years ending December 31, 2005, December 31, 2006, December 31, 2007, December 31, 2008 and December 31, 2009
  reviewed the historical market prices and trading activity of certain publicly traded companies, through May 9, 2005, that MFG deemed to be relevant compared the financial position and results of operations of the Company with those of certain publicly traded companies that MFG deemed to be relevant compared the Company's current results of operations to the financial terms of certain business combinations, to the extent publicly available, that MFG deemed to be relevant reviewed the comparable buy-out transactions announced between January 1, 2004 and May 9, 2005, to the extent publicly available, that MFG deemed to be relevant prepared a discounted cash flow analysis of the Company based upon the forecasts and projections prepared by the Company's management with respect to the Company for the fiscal years ending December 31, 2005, December 31, 2006, December 31, 2007, December 31, 2008, and December 31, 2009

Overview of Fairness Opinion

Valuation Approaches

    Primary Approaches

        - Market Approach

  The business is valued using relative valuation ratios (e.g. Price/Book Value, Price/Earnings)
  The market price of public companies that have similar characteristics to the subject company are analyzed
  The valuation ratios are adjusted where necessary and are applied to the financial results of the subject company
  Value is determined primarily by the subject company's historical performance

        - Comparable Transactions Approach

  The price of recent acquisitions of public or private companies that have similar characteristics to the subject company are analyzed and valuation ratios are computed
  The valuation ratios are adjusted where necessary and are applied to the financial results of the subject company
  Value is determined primarily by the subject company's historical performance

    Primary Valuation Approaches

        - Discounted Cash Flow ("DCF") Approach

  The business is valued by discounting the expected future cash flow to stockholders using a rate that reflects the risks of the business
  Risks inherent in the investment are analyzed to determine the appropriate discount rate
  Reasonable forecasts of future cash flow are provided by Company management
  Projected future cash flows are discounted by the appropriate discount rate
  Value is determined by the subject company's anticipated future performance

Market Approach

    Market Valuation Approach

To utilize the market valuation approach to determine implied values of DAKOTACARE's stock, we conducted the following steps:

  Screened our database to identify the publicly-traded companies that operate HMOs
  Seven Comparable Companies were chosen after discussion with senior management. They are the publicly-traded companies most similar to DAKOTACARE in terms of primary business, financial performance and balance sheet
  Normalized net income and EBITDA for the Trailing Twelve Months ("TTM") to adjust for the large disparity between historical performance and TTM performance

    Market Valuation Approach

Comparable Companies	Amerigroup		Continucare		Coventry		Health Net		Humana		Pacificare		Sierra		DakotaCare
	Corp		Corp		Health		Corp		Corp		Corp		Health
					Care								Services

Ticker Symbol	AGP		CNU		CVH		HNT		HUM		PHS		SIE

Income statement data

Total revenue TTM ($million)	$1,956.9		$107.3		$5,633.3		$11,633.4		$13,204.6		$12,748.3		$1,503.1		$88.5
EBITDA TTM ($million)	$167.2		$9.2		$637.7		$273.8		$591.8		$652.2		$232.7		$9.0
Net Income TTM ($million)	$88.0		$7.2		$375.4		$48.9		$322.0		$321.9		$126.3		$6.1

Balance sheet data

Cash and equivalents ($million)	$289.6		$6.8		$318.5		$765.8		$560.3		$824.1		$112.4		$17.2
Total Debt ($million)	$0.0		$1.3		$1,028.0		$389.0		$885.3		$1,079.1		$125.5		$0.0
Total common equity ($million)	$601.2		$21.3		$2,123.3		$1,307.9		$2,199.8		$2,276.1		$237.2		$10.9

Market data

Stock price on 05/09/2005	$38.85		$3.19		$69.61		$33.68		$36.33		$62.91		$66.90		N/A
Shares outstanding (million)	51.2		50.3		107.2		112.3		161.8		86.7		26.7		N/A
Market capitalization ($million)	$1,987.5		$160.5		$7,462.1		$3,783.4		$5,879.6		$5,452.1		$1,787.4		N/A

Valuation Multiples

P/E Ratio TTM	22.58	x	22.34	x	19.88	x	77.31	x	18.26	x	16.94	x	14.15	x	N/A
Price to book value	3.31	x	7.53	x	3.51	x	2.89	x	2.67	x	2.40	x	7.54	x	N/A
Enterprise value to revenue TTM	0.87	x	1.44	x	1.45	x	0.29	x	0.47	x	0.45	x	1.20	x	N/A
Price to EBITDA TTM	11.89	x	17.45	x	11.70	x	13.82	x	9.93	x	8.36	x	7.68	x	N/A

TTM and Balance Sheet data as of 12/31/04 for CNU and as of 03/31/05 for AGP, CVH, HNT, HUM, PHS, SIE and Dakotacare

    Market Valuation Approach

			Guideline		Median		Guideline		Low		Guideline		High
	DAKOTACARE		Group		Implied		Group		Implied		Group		Implied
	Statistics as of		Median		Equity		Low		Equity		High		Equity
($000's)	3/31/05	(1)	Multiple		Value		Multiple		Value		Multiple		Value

Book value	$10,860		3.31	x	$35,903		2.40	x	$26,015		7.54	x	$81,853
TTM Revenues	$88,471		0.87	x (2)	$84,591	(3)	0.29	x (2)	$33,737	(3)	1.45	x (2)	$136,165	(3)
TTM Earnings	$6,073		19.88	x	$66,384	(4)	14.15	x	$38,671	(4)	77.31	x	$305,156	(4)
TTM EBITDA	$9,041		11.70	x	$58,190	(4)	7.68	x	$31,253	(4)	17.45	x	$102,542	(4)

Notes:

1	.	Source: DAKOTACARE audited and inaudited financial statements.
2	.	Ratio of Enterprive Value to TTM Revenues
3	.	Implied Equity Value is obtained by adding Implied Enterprise Value to Net Cash
4	.	A 45% discount was applied to the Median Implied Equity Value, a 55% discount was applied to the Low Implied Equity Value and a 35%
discount was applied to the High Implied Equity Value for abnormal discrepancy between TTM performance and historical performance

    Market View of Comparable Companies

  6 out of the 7 Comparable Companies' stocks are included in the Morgan Stanley Health Care Payers - HMO index
  Other than Humana Corp and Continucare Corp, there is a high correlation in how the comparable stocks have recently traded
  Medical loss ratios, combined ratios, growth, operating margins and excess of cash remain the focus of analysts

    Market Performance of Comparable Stocks

Comparable Transactions Approach

    Comparable Transactions Approach

To utilize the comparable transactions valuation approach to estimate implied values of DAKOTACARE's stock, we conducted the following steps:

  Screened our database and different sources including Capital IQ, Goldman Sachs, Banc of America and JP Morgan to identify all mergers and acquisitions which occurred with publicly-traded companies that operate HMOs since January 1, 2004
  Selected transactions from that group with total consideration between $20 Million and $750 Million that involved the acquisition of HMO operations
  Selected the prices paid per member and the prices paid as a ratio of TTM revenues as the appropriate multiples
  Added cash, investments and certificates of deposits and subtracted all liabilities from the enterprise value to determine the Company's current freely-marketable equity value

    Comparable Transactions Approach

    (Price Paid per Member)

Selected Managed Care Transactions (a)

($ in thousands, except per share amounts)
			Announced	Target	Price
Date			Total	Members	Paid Per
Announced	Acquiror	Target	Consideration	(000)	Member

2/23/04	MOH	Health Care Horizons	$76,000	104	$731
3/9/04	WCG	Harmony Health Systems	$50,300	94	$532
4/2/04	UNH	Touchpoint Health Plan	$40,000	141	$284
9/15/04	PHS	American Medical Security	$506,694	314	$1,599
9/28/04	CNC	FirstGuard	$93,000	136	$684
11/22/04	MOH	Sharp Health Plans	$25,000	70	$357
12/14/04	HUM	CarePlus Health Plans of Florida	$408,000	50	$8,160
1/10/05	CNC	SummaCare, Inc.	$31,000	39	$795

			Median	Low	High

	DAKOTACARE's HMO Membership as of 05/09/05		29,800	29,800	29,800

	Price paid per HMO member		$707	$284	$8,160

	Implied Enterprise Value		$21,077	$8,454	$243,168

	Implied Enterprise Value after discount for control premium (20%)		$16,862	$6,763	$194,534

	Add Excess Cash (b)		$28,351	$28,351	$28,351

	Subtract Total Liabilities		$(20,521)	$(20,521)	$(20,521)

	Implied Freely Marketable Equity Value		$24,692	$14,593	$202,365

(a) Includes selected transactions over $20 million announced between 01/01/04 and 05/09/05
(b) Includes Cash, Short-Term Investments, Long-Term Investments and Certificates of Deposits

    Comparable Transactions Approach

    (Price / TTM Revenue)

Selected Managed Care Transactions (a)

($ in thousands, except per share amounts)
			Announced
Date			Total		TTM		Price / TTM
Announced	Acquiror	Target	Consideration		Revenue		Revenue

2/23/04	MOH	Health Care Horizons	$76,000		$260,000		0.29	x
3/9/04	WCG	Harmony Health Systems	$50,300		$112,600		0.45	x
4/2/04	UNH	Touchpoint Health Plan	$40,000		-		-
9/15/04	PHS	American Medical Security	$506,694		$738,900		0.69	x
9/28/04	CNC	FirstGuard	$93,000		$244,500		0.38	x
11/22/04	MOH	Sharp Health Plans	$25,000		-		-
12/14/04	HUM	CarePlus Health Plans of Florida	$408,000		$490,000		0.83	x
1/10/05	CNC	SummaCare, Inc.	$31,000		$58,491		0.53	x

			Median		Low		High

	DAKOTACARE's TTM Revenues as of 03/31/05		$88,471		$88,471		$88,471

	Price paid as a ratio of TTM Revenue		0.49	x	0.29	x	0.83	x

	Implied Enterprise Value		$43,206		$25,861		$73,666

	Implied Enterprise Value after discount for control premium (20%)		$34,564		$20,689		$58,933

	Add Excess Cash (b)		$28,351		$28,351		$28,351

	Subtract Total Liabilities		$(20,521)		$(20,521)		$(20,521)

	Implied Freely Marketable Equity Value		$42,395		$28,519		$66,763

(a) Includes selected transactions over $20 million announced between 01/01/04 and 05/09/05
(b) Includes Cash, Short-Term Investments, Long-Term Investments and Certificates of Deposits

Discounted Cash Flow Approach

    Discounted Cash Flow Approach

To utilize the discounted cash flow valuation approach to estimate implied values of DAKOTACARE's stock, we conducted the following steps:

  The Company's management team provided a forecast of operations for the 2005-2009 period
  Determined the appropriate discount rate given the current risks inherent in DAKOTACARE's business
  Discounted the Company's projected cash flow for the period started April 1, 2005 and ending December 31, 2009 and added the present value of the terminal value to determine DAKOTACARE's enterprise value
  Added cash, investments and certificates of deposits and subtracted all liabilities from the enterprise value to determine freely-marketable equity values for the Company

Discounted Cash Flow Analysis (Median)

Discounted Cash Flow Analysis (Low)

Discounted Cash Flow Analysis (High)

Marketability Factors Affecting

 Valuation Approaches

    Marketability Factors

  Illiquid stocks are most risky because they cannot be sold quickly if the shareholder desires or needs to sell
  Illiquidity can be a function of a lack of public market for the stock and/or transferability restrictions
  All other things being equal because of this illiquidity, the securities of privately held companies are generally worth less than publicly traded companies
  Studies have shown that marketability discounts depend on a number of factors and are frequently in the 30% to 40% range

    Marketability Discounts

        - Marketability discount studies generally have indicated that the following conditions lead to higher discounts:

  There are legal restrictions on the transferability of the stock
  Shareholders have no rights to require the company to purchase or register their stock
  The dividend yield on the stock is low and paid only occasionally
  The valuation of the stock has been volatile in the past
  The number of shareholders is small
  The ownership of stock is concentrated
  The size of the block is small relative to other ownership blocks and total shares outstanding
  There is a lack of access to public stock markets
  The financial performance of the company has been volatile
  The size of the company

    DAKOTACARE's Marketability

Analyzing DAKOTACARE's Class C shares with respect to these marketability discount factors leads to the following observations:

    - Factors Resulting in a Smaller Discount

  There are 694 Class C shareholders. Although this ownership base is significantly smaller than most public companies, it is broader than many private companies
  The ownership of the Class C shares is not highly concentrated, with the largest shareholder owning approximately 9.91% of the outstanding shares and no other shareholder holds more than 4% of the outstanding shares
  Medical Loss and Administrative Cost Ratios have decreased recently, leading to adequate profitability and better financial condition

    DAKOTACARE's Marketability (con't.)

        - Factors Resulting in a Larger Discount

  The transferability of the Class C shares is significantly limited
  DAKOTACARE may, but is not obligated to, repurchase Class C shares under a Stock Repurchase Program
  Class C shareholders have no voting rights
  There is currently no public market for the Class C shares
  For purposes of our analysis, we have selected a marketability discount of 40%. We also applied a non-voting discount of 5%

    DAKOTACARE's Marketability (con't.)

        - Factors Resulting in a Premium

  Non-voluntary going private transactions, typically involve a premium
  For purposes of our analysis, we have selected a non-voluntary going private premium of 5%

Summary of Results

    Summary of Results

The different valuation approaches yielded different results. Management's forecast used for the discounted cash flow approach projects growth rates that are greater than the Company's historical levels. Recent profitability has been improved by increasing premiums while claims per insured were decreasing. DAKOTACARE's senior management believes that projected profitability is more likely as a result of actual and scheduled premium increases.

For each method, a marketability discount, a non-voting discount and a non-voluntary going private premium were applied to the implied equity values to determine implied values of Class C shares on a minority interest basis.

The redemption value of Class A shares is $10.00 per share. The total value of the 1,523 Class A shares outstanding is $15,230.

The redemption value of Class B shares is $1.00 per share. The total value of 1,800 Class B shares outstanding is $1,800.

Subtracting the values of the Class A and Class B shares from the aggregate value of all shares outstanding yields hypothetical values for the Class C shares on a minority interest basis for each method.

    Summary of Results (Comparable Companies)

Book Value	Median	Low	High
($ in thousands, except per share amounts)	Implied	Implied	Implied
	Value	Value	Value

Total Implied Freely-Marketable Minority Interest Equity Value	$35,902.66	$26,015.00	$81,852.67

Less: Redemption Value of Class A Preferred	$(15.23)	$(15.23)	$(15.23)
Less: Redemption Value of Class B Preferred	$(1.80)	$(1.80)	$(1.80)

Implied Value of Class C Common	$35,885.63	$25,997.97	$81,835.64

Less: Marketability Discount	$(14,354.25)	$(10,399.19)	$(32,734.25)
Less: Non-Voting Discount	$(1,794.28)	$(1,299.90)	$(4,091.78)
Plus: Non-Voluntary Going Private Premium	$1,794.28	$1,299.90	$4,091.78

Total Implied Value of Class C Shares	$21,531.38	$15,598.78	$49,101.38

Implied Value Per Class C Share (1,365,604 shares outstanding)	$15.77	$11.42	$35.96

    Summary of Results (Comparable Companies)

TTM Revenues	Median	Low	High
($ in thousands, except per share amounts)	Implied	Implied	Implied
	Value	Value	Value

Total Implied Freely-Marketable Minority Interest Equity Value	$84,591.24	$33,737.04	$136,165.49

Less: Redemption Value of Class A Preferred	$(15.23)	$(15.23)	$(15.23)
Less: Redemption Value of Class B Preferred	$(1.80)	$(1.80)	$(1.80)

Implied Value of Class C Common	$84,574.21	$33,720.01	$136,148.46

Less: Marketability Discount	$(33,829.69)	$(13,488.00)	$(54,459.38)
Less: Non-Voting Discount	$(4,228.71)	$(1,686.00)	$(6,807.42)
Plus: Non-Voluntary Going Private Premium	$4,228.71	$1,686.00	$6,807.42

Total Implied Value of Class C Shares	$50,744.53	$20,232.01	$81,689.08

Implied Value Per Class C Share (1,365,604 shares outstanding)	$37.16	$14.82	$59.82

    Summary of Results (Comparable Companies)

TTM Earnings	Median	Low	High
($ in thousands, except per share amounts)	Implied	Implied	Implied
	Value	Value	Value

Total Implied Freely-Marketable Minority Interest Equity Value	$66,384.26	$38,670.55	$305,156.04

Less: Redemption Value of Class A Preferred	$(15.23)	$(15.23)	$(15.23)
Less: Redemption Value of Class B Preferred	$(1.80)	$(1.80)	$(1.80)

Implied Value of Class C Common	$66,367.23	$38,653.52	$305,139.01

Less: Marketability Discount	$(26,546.89)	$(15,461.41)	$(122,055.60)
Less: Non-Voting Discount	$(3,318.36)	$(1,932.68)	$(15,256.95)
Plus: Non-Voluntary Going Private Premium	$3,318.36	$1,932.68	$15,256.95

Total Implied Value of Class C Shares	$39,820.34	$23,192.11	$183,083.41

Implied Value Per Class C Share (1,365,604 shares outstanding)	$29.16	$16.98	$134.07

    Summary of Results (Comparable Companies)

TTM EBITDA	Median	Low	High
($ in thousands, except per share amounts)	Implied	Implied	Implied
	Value	Value	Value

Total Implied Freely-Marketable Minority Interest Equity Value	$58,189.83	$31,252.69	$102,542.47

Less: Redemption Value of Class A Preferred	$(15.23)	$(15.23)	$(15.23)
Less: Redemption Value of Class B Preferred	$(1.80)	$(1.80)	$(1.80)

Implied Value of Class C Common	$58,172.80	$31,235.66	$102,525.44

Less: Marketability Discount	$(23,269.12)	$(12,494.26)	$(41,010.18)
Less: Non-Voting Discount	$(2,908.64)	$(1,561.78)	$(5,126.27)
Plus: Non-Voluntary Going Private Premium	$2,908.64	$1,561.78	$5,126.27

Total Implied Value of Class C Shares	$34,903.68	$18,741.40	$61,515.26

Implied Value Per Class C Share (1,365,604 shares outstanding)	$25.56	$13.72	$45.05

    Summary of Results (Price per Member)

Comparable Transactions (Price per Member)	Median	Low	High
($ in thousands, except per share amounts)	Implied	Implied	Implied
	Value	Value	Value

Total Implied Freely-Marketable Minority Interest Equity Value	$24,692.11	$14,593.29	$202,364.57

Less: Redemption Value of Class A Preferred	$(15.23)	$(15.23)	$(15.23)
Less: Redemption Value of Class B Preferred	$(1.80)	$(1.80)	$(1.80)

Implied Value of Class C Common	$24,675.08	$14,576.26	$202,347.54

Less: Marketability Discount	$(9,870.03)	$(5,830.50)	$(80,939.01)
Less: Non-Voting Discount	$(1,233.75)	$(728.81)	$(10,117.38)
Plus: Non-Voluntary Going Private Premium	$1,233.75	$728.81	$10,117.38

Total Implied Value of Class C Shares	$14,805.05	$8,745.75	$121,408.52

Implied Value Per Class C Share (1,365,604 shares outstanding)	$10.84	$6.40	$88.90

    Summary of Results (Price / Revenue)

Comparable Transactions (Price / Revenue)	Median	Low	High
($ in thousands, except per share amounts)	Implied	Implied	Implied
	Value	Value	Value

Total Implied Freely-Marketable Minority Interest Equity Value	$42,394.66	$28,518.86	$66,762.94

Less: Redemption Value of Class A Preferred	$(15.23)	$(15.23)	$(15.23)
Less: Redemption Value of Class B Preferred	$(1.80)	$(1.80)	$(1.80)

Implied Value of Class C Common	$42,377.63	$28,501.83	$66,745.91

Less: Marketability Discount	$(16,951.05)	$(11,400.73)	$(26,698.36)
Less: Non-Voting Discount	$(2,118.88)	$(1,425.09)	$(3,337.30)
Plus: Non-Voluntary Going Private Premium	$2,118.88	$1,425.09	$3,337.30

Total Implied Value of Class C Shares	$25,426.58	$17,101.10	$40,047.54

Implied Value Per Class C Share (1,365,604 shares outstanding)	$18.62	$12.52	$29.33

    Summary of Results (DCF)

Discounted Cash Flow	Median	Low	High
($ in thousands, except per share amounts)	Implied	Implied	Implied
	Value	Value	Value

Total Implied Freely-Marketable Minority Interest Equity Value	$53,582.40	$39,089.86	$76,096.10

Less: Redemption Value of Class A Preferred	$(15.23)	$(15.23)	$(15.23)
Less: Redemption Value of Class B Preferred	$(1.80)	$(1.80)	$(1.80)

Implied Value of Class C Common	$53,565.37	$39,072.83	$76,079.07

Less: Marketability Discount	$(21,426.15)	$(15,629.13)	$(30,431.63)
Less: Non-Voting Discount	$(2,678.27)	$(1,953.64)	$(3,803.95)
Plus: Non-Voluntary Going Private Premium	$2,678.27	$1,953.64	$3,803.95

Total Implied Value of Class C Shares	$32,139.22	$23,443.70	$45,647.44

Implied Value Per Class C Share (1,365,604 shares outstanding)	$23.53	$17.17	$33.43

    Summary of Results

    Summary of Results

    Disclaimer

This presentation and the analyses contained herein are based upon financial information and other data maintained and developed by the management of South Dakota State Medical Holding Company, Inc. (the "Company" or "DAKOTACARE") and provided to Manchester Financial Group, LLC ("MFG") and information obtained from other sources MFG believes to be reliable. MFG has not independently verified the accuracy of the data provided to it. Consequently, MFG does not assume any responsibility for the accuracy or correctness of any financial information and other data upon which this presentation is based. This presentation has been prepared for use by the Company's Board of Directors. The Company may not disclose this presentation to third parties except as set forth in the engagement letter between the Company and MFG.  MFG has consented to the inclusion of this presentation in the Company's Schedule 13E-3 in accordance with the terms of the engagement letter between the Company and MFG.

Appendix

DAKOTACARE Profit and Loss Statement							(% of total revenue)
($000's omitted)
	2000	2001	2002	2003	2004	2000	2001	2002	2003	2004

Revenue
Premiums	$44,091	$58,529	$77,439	$88,016	81,496	91.1%	91.6%	92.6%	92.7%	92.5%
Less premiums ceded for reinsurance	(517)	(536)	(892)	(709)	(625)	-1.1	-0.8	-1.1	-0.7	-0.7

Net Premiums	43,574	57,993	76,547	87,307	80,871	90.0	90.8	91.6	92.0	91.8

Third party administration fees	3,372	4,075	5,034	5,753	5,446	7.0	6.4	6.0	6.1	6.2
Investment income	767	688	450	354	429	1.6	1.1	0.5	0.4	0.5
Other income	711	1,143	1,581	1,531	1,360	1.5	1.8	1.9	1.6	1.5

Total Revenue	48,424	63,898	83,612	94,945	88,105	100.0	100.0	100.0	100.0	100.0

Operating expenses
Claims incurred	35,287	51,709	72,513	80,052	62,551	72.9	80.9	86.7	84.3	71.0
Less reinsurance recoveries	(136)	(94)	(388)	(376)	(476)	-0.3	-0.1	-0.5	-0.4	-0.5

Net Claims Incurred	35,151	51,615	72,125	79,676	62,075	72.6	80.8	86.3	83.9	70.5

Personnel expenses	4,486	5,212	5,805	6,251	7,529	9.3	8.2	6.9	6.6	8.5
Commissions	1,757	4,201	2,911	3,196	3,007	3.6	6.6	3.5	3.4	3.4
Professional fees expenses	1,076	868	859	826	867	2.2	1.4	1.0	0.9	1.0
Office expenses	687	747	982	888	903	1.4	1.2	1.2	0.9	1.0
Occupancy expenses	788	769	803	779	783	1.6	1.2	1.0	0.8	0.9
State insurance taxes	541	686	997	1,085	970	1.1	1.1	1.2	1.1	1.1
Advertising expenses	418	409	534	457	544	0.9	0.6	0.6	0.5	0.6
Other general and administrative expenses	642	728	796	905	1,122	1.3	1.1	1.0	1.0	1.3

Total operating expenses	45,546	65,235	85,812	94,063	77,800	94.1	102.1	102.6	99.1	88.3

Income before taxes and min. int.	$2,878	$(1,337)	$(2,200)	$882	$10,305	5.9%	-2.1%	-2.6%	0.9%	11.7%

Income Taxes (Benefit)	1,034	(528)	494	(103)	2,772	2.1	-0.8	0.6	-0.1	3.1

Income before minority int.	1,844	(809)	(2,694)	985	7,533	3.8	-1.3	-3.2	1.0	8.6

Minority Interest in subsidiary	(110)	(91)	(25)	(7)	(1)	-0.2	-0.1	0.0	0.0	0.0

Net income	$1,954	($718)	($2,669)	$992	$7,535	4.0%	-1.1%	-3.2%	1.0%	8.6%

DakotaCare Balance Sheet
($000's omitted)							(% of total assets)
	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04

Assets

Current assets
Cash and cash equivalents	$7,440	$8,674	$10,543	$14,518	$17,820	42.0%	44.8%	50.9%	56.6%	60.4%
Investment in securities held to maturity	455	891	448	409	409	2.6	4.6	2.2	1.6	1.4
Certificates of deposits	500	1,300	1,400	1,400	1,600	2.8	6.7	6.8	5.5	5.4
Receivables	1,870	1,545	2,045	2,491	1,395	10.6	8.0	9.9	9.7	4.7
Prepaids and other assets	101	136	50	76	175	0.6	0.7	0.2	0.3	0.6
Short-term deferred income taxes	811	916	891	344	1,292	4.6	4.7	4.3	1.3	4.4

Total current assets	$11,177	$13,461	$15,378	$19,238	$22,690	63.1%	69.5%	74.3%	75.0%	76.9%

Long-term investments
Investment in securities held to maturity	4,205	4,083	4,277	3,982	4,469	23.8	21.1	20.7	15.5	15.1
Investment in securities available for sale	125	133	147	149	154	0.7	0.7	0.7	0.6	0.5
Long-term certificates of deposit	750	100	100	100	600	4.2	0.5	0.5	0.4	2.0
Contracts with life insurance companies	101	92	94	97	106	0.6	0.5	0.5	0.4	0.4

Total long-term investments	$5,182	$4,409	$4,617	$4,327	$5,329	29.3%	22.8%	22.3%	16.9%	18.1%

Property and equipment	903	757	703	581	471	5.1	3.9	3.4	2.3	1.6
Long-term deferred income taxes	442	731	0	1,493	1,021	2.5	3.8	0.0	5.8	3.5
Total assets	$17,704	$19,358	$20,698	$25,639	$29,511	100.0%	100.0%	100.0%	100.0%	100.0%

DakotaCare Balance Sheet
($000's omitted)							(% o
	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Dec-00	Dec-01

Liabilities and stockholders' equity

Current liabilities
Reported and unreported claims payable	$5,831	$8,238	$9,906	$12,854	$9,651	32.9%	42.6%
Unearned premiums and administration fees	1,027	1,176	2,316	2,276	2,781	5.8	6.1
Accounts payable and accrued expenses	1,713	1,459	1,318	1,477	1,289	9.7	7.5
Short-term contingency reserves payable	1,300	1,584	2,216	0	2,891	7.3	8.2

Total current liabilities	$9,871	$12,458	$15,756	$16,607	$16,612	55.8%	64.4%

Long-term liabilities
Long-term contingency reserves payable	1,575	2,262	2,975	6,081	2,414	8.9	11.7
Minority interest in subsidiary	349	16	7	0	0	2.0	0.1

Total long-term liabilities	1,925	2,278	2,981	6,081	2,414	10.9	11.8

Total liabilities	$11,796	$14,736	$18,737	$22,688	$19,026	66.6%	76.1%

Shareholders' equity
Stockholders' equity - class A	12	13	14	14	15	0.1	0.1
Stockholders' equity - class B	1	1	1	2	2	0.0	0.0
Stockholders' equity - class C	15	15	15	15	15	0.1	0.1
Additional paid-in capital	3,749	3,749	3,749	3,749	3,749	21.2	19.4
Retained earnings	2,961	2,173	(495)	496	8,031	16.7	11.2
Accumulated other comprehensive income (loss)	(1)	(1)	6	3	2	0.0	0.0
Class C treasury stock	(829)	(1,329)	(1,329)	(1,329)	(1,329)	-4.7	-6.9

Total shareholders' equity	5,908	4,622	1,961	2,951	10,485	33.4	23.9
Total liabilities and equities	$17,704	$19,358	$20,698	$25,639	$29,511	100.0%	100.0%

Comparable Company Description

Company	Summary of Business

Amerigroup	AMERIGROUP Corporation operates as a multistate managed healthcare company focused on serving people, who receive healthcare benefits through publicly sponsored programs, such as Medicaid, tate Children's Health Insurance Program (SCHIP), and FamilyCare. It offers various products, including
AMERICAID, a family-focused Medicaid managed healthcare product designed for the temporary assistance to population that consists primarily of low-income children and their mothers; AMERIKIDS, a managed healthcare product for uninsured children not eligible for Medicaid; AMERIPLUS, a managed healthcare product for supplemental security income recipients; and AMERIFAM, which is a FamilyCare managed healthcare product designed for uninsured segments of the population other than SCHIP eligibles.
Its health plans covers various services, which would include primary and specialty physician care, inpatient and outpatient hospital care, emergency and urgent care, prenatal care, laboratory and x-ray services, home health and durable medical equipment, behavioral health services, long-term and nursing home care, vision care and exam allowances, dental care, chiropractic care, podiatry, and prescriptions and over-the-counter drugs. AMERIGROUP operates primarily in New York, Texas, New Jersey, Maryland,
Illinois, Florida, and the District of Columbia. The company was founded by Jeffrey L. McWaters in 1994.
AMERIGROUP is headquartered in Virginia Beach, Virginia.

Continucare	Continucare Corporation provides primary care physician services on an outpatient basis in Florida. The company provides medical services to patients through employee physicians, nurses, and nurse's aides.
As of June 30, 2004, it provided practice management services to 31 independent physician affiliates ;
and operated a network of 15 medical centers in Miami-Dade, Broward, and Hillsborough Counties,
Florida. As of the same date, the company provided services to or for approximately 28,700 patients through its medical centers and IPAs. It has agreements with two health maintenance organizations,
Humana Medical Plans, Inc. and Vista Healthplan of South Florida, Inc. Continucare is based in Miami,
Florida.

Coventry	Coventry Health Care, Inc., a managed health care company, operates health plans and insurance
Health Care	companies. The company provides a range of managed care products and services to a cross section of employer and government-funded groups in 14 markets throughout the midwest, mid-Atlantic, and southeast United States. It offers underwritten or 'risk' products, including health maintenance organizations, preferred provider organizations, and point of service plans. The company provides defined contribution health plans. Its risk products also include managed Medicaid and Medicare+Choice programs in selected markets. In addition, Coventry Health provides 'nonrisk' products to employer groups that self-insure employee health benefits. Further, it administers self-insured plans for large employer groups and rents its provider networks to various third parties. The company's health plans are located in small to mid-sized metropolitan areas. It markets its managed care products and services through its own sales staff, and a network of independent brokers and agents. The company was incorporated in 1997 and is headquartered in Bethesda, Maryland.

Comparable Company Description (cont'd. )

Company	Summary of Business

Health Net	Health Net, Inc. delivers managed health care services in the United States through health plans and government sponsored managed care plans. It provides health benefits through its health maintenance organizations, preferred provider organizations (PPOs), and point-of-service (POS) plans to approximately
5.3 million individuals. The company's health plans offer various health care services that are designed to provide ambulatory and outpatient physician care, hospital care, pharmacy services, behavioral health, and ancillary diagnostic and therapeutic services to its members. Health Net operates health plans in the states of Arizona, California, Connecticut, New Jersey, New York, and Oregon, offering products to commercial, Medicare, and Medicaid members. It provides government-sponsored managed care plans through the TRICARE program and other government contracts. The company's health care program, under TRICARE, cover approximately 1.5 million eligible individuals in Alaska, Arkansas, California,
Hawaii, Oklahoma, Oregon, and Washington, as well as parts of Arizona, Idaho, Louisiana, and Texas.
The company also owns health and life insurance companies that are licensed to sell exclusive provider organizations, PPO, POS, and indemnity products, as well as auxiliary nonhealth products in 36 states and the District of Columbia. Health Net is headquartered in Woodland Hills, California.

Humana	Humana, Inc., through its subsidiaries, provides health insurance products and services mainly in the
United States. The company offers coordinated health insurance coverage and related services through various traditional and Internet-based plans for employer groups, government-sponsored programs, and individuals, covering three categories: the fully insured medical, administrative services only, and specialty businesses. The Government segment consists of members enrolled in government-sponsored programs and includes three product lines: Medicare+Choice, Medicaid, and TRICARE. Humana's products include
Health Maintenance Organization (HMO), Preferred Provider Organization (PPO), and HumanaOne. HMO
products provide prepaid health insurance coverage to its members through a network of independent primary care physicians, specialty physicians, and other health care providers who contract with the HMO to furnish such services. Its PPO products are marketed primarily to commercial groups and individuals, include some elements of managed health care and are similar to the traditional health insurance as they provide a member with freedom to choose a physician or other health care provider. The HumanaOne is a medical insurance product marketed directly to individuals. In addition, the company also offers various specialty products, including dental, group life, and short-term disability. As of December 31, 2003, it had approximately 6.8 million members in its medical insurance programs, as well as approximately 1.7 million million members in its specialty products programs. Humana was organized as a Delaware corporation in
1964. The company has its headquarters in Louisville, Kentucky.

Comparable Company Description (cont'd. )

Company	Summary of Business

Pacificare	PacifiCare Health Systems, Inc., through its subsidiaries, provides managed care and other health insurance products
Health Systems	to employer groups and Medicare beneficiaries primarily in eight western states in the United States and Guam. The company offers commercial medical plans, such as health maintenance organizations (HMOs) and preferred provider organizations (PPOs), and senior medical plans, which consist of Medicare+Choice and Medicare Supplement products. HMO plans provide health care benefits to commercial members through a defined provider network. The company's PPO network supplements its existing HMO network with additional health care providers and generally provides members with a selection of providers in a given geographic area. It also provides various specialty managed care products and services that employees can purchase as a supplement to the company's basic commercial and senior plans or as stand-alone products. The specialty managed care products include pharmacy benefit management
(PBM) services, behavioral health services, group life and health insurance, and dental and vision benefit plans. As of
December 31, 2003, the company had approximately 2.9 million HMO and other commercial and senior product members, as well as approximately 9.4 million members in its PBM, dental, and behavioral plans. PacifiCare was formed in 1996 and is the successor to a California corporation that was formed in 1983 and reincorporated as a
Delaware corporation in 1985. The company is headquartered in Cypress, California.

Sierra Health	Sierra Health Services, Inc. operates as a holding company that engages in the provision and administration of health
Services	care programs and services for employers, government programs, and individuals. These are provided through a federally qualified health maintenance organization; managed indemnity plans; a subsidiary that administers a managed care federal contract for the Department of Defense's TRICARE program; ancillary products and services that complement the company's managed health care product lines; and through a third-party administrative services program for employer-funded health benefit plans and self-insured workers' compensation plans.
The company was founded by Anthony M. Marlon and is headquartered in Las Vegas, Nevada.